Exhibit 99.1
FreeSeas Inc. Reports Dry-Docking of Free Jupiter and New Charter for Free Destiny
September 27, 2007, Piraeus, Greece—FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that the M/V Free Jupiter will undergo an unscheduled dry-docking to complete repairs following a grounding incident on September 21, 2007 off the coast of the Philippines. The dry-docking is expected to take place after the refloating of the vessel and completion of the current trip charter. The Company expects that the vessel’s repairs and related expenses will be covered by the vessel’s insurance.
The Company also announced today that the M/V Free Destiny has been chartered at a rate of $28,000 per day on a spot charter of approximately 70 days. The M/V Free Destiny is scheduled to be delivered to her charterers next week after completion of its regularly scheduled dry-docking and special survey.
Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer, explained, “Through our strong chartering relationships we have been able to continue to take advantage of the favorable drybulk rate environment by chartering the Free Destiny at such an attractive rate.”
Mr. Varouxakis continued, “With the delivery of the Free Goddess expected in October 2007, we look forward to having five fully operational vessels during the fourth quarter so that we can continue to take advantage of the strong current chartering environment.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of three Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the Nasdaq Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to the Company’s corporate website at www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Company Contact:	Investor Relations / Financial Media:
Ion Varouxakis	Thomas J. Rozycki, Jr.
Chief Executive Officer	Sr. Vice President
FreeSeas Inc.	Cubitt Jacobs & Prosek Communications
89 Akti Miaouli Street	350 Fifth Avenue — Suite 3901
185 38 Piraeus, Greece	New York, NY 10118, USA
Tel: 011-30-210-45-28-770	Tel: +1.212.279.3115 x208
Fax: 011-30-210-429-10-10	Fax: +1.212.279-3117
E-Mail: info@freeseas.gr	E-Mail: trozycki@cjpcom.com
www.freeseas.gr	www.cjpcom.com
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